JAMES STAFFORD
James Stafford, Inc. Chartered Accountants
Suite 350 – 1111 Melville Street
Vancouver, British Columbia Canada V6E 3V6
Telephone +1 604 669 0711 Facsimile +1 604 669 0754
 www.jamesstafford.ca
30 June 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Sirs:

We were previously principal accountants for Eternity Healthcare Inc. (the “Company”) and, under the date of 3 December 2010, we reported on the financial statements of the Company as of 30 April 2010 and for the period from the date of incorporation on 10 December 2009 to 30 April 2010. On 30 June 2011, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated 30 June 2011, and we agree with such statements insofar as they relate to our firm.

Yours truly,

“James Stafford”

Chartered Accountants